                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          MicroTel International, Inc.
                                (Name of Issuer)

                         Common Stock, $.0033 par value
                         (Title of Class of Securities)

                                    59514K209
                                 (CUSIP Number)


              Thomas P. Gallagher, Esq., Gallagher, Briody & Butler
           212 Carnegie Center, Suite 402, Princeton, New Jersey 08540
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  MAY 23, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

===================
CUSIP No. 59514K209

===================

--------------------------------------------------------------------------------
1               NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                BNZ, INC.
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [ ]
                (b) [ ]
--------------------------------------------------------------------------------
3               SEC USE ONLY

--------------------------------------------------------------------------------
4               SOURCE OF FUNDS (see instructions)
                  OO
--------------------------------------------------------------------------------
5               CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    []
                REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                Not Applicable
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                California
--------------------------------------------------------------------------------
   NUMBER OF       7              SOLE VOTING POWER
     SHARES                            - 0 -
  BENEFICIALLY     -------------------------------------------------------------
    OWNED BY       8              SHARED VOTING POWER
      EACH                             - 0 -
    REPORTING      -------------------------------------------------------------
     PERSON        9              SOLE DISPOSITIVE POWER
      WITH                             - 0 -
                   -------------------------------------------------------------
                   10             SHARED DISPOSITIVE POWER
                                       - 0 -
--------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                          - 0 -
--------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES (See Instructions)                []
--------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0%
--------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------

                  This Amendment No. 1 amends and supplements the Schedule 13D filed on April 4, 1997 by BNZ, Inc. with respect to the common stock, $.0033 par value of MicroTel International, Inc. reported therein.

Item 2            Identity and Background.

                  Item 2 is hereby amended and supplemented to add the following:

                  (a) This statement is being filed by BNZ, Inc., a California corporation ("BNZ"). BNZ directly owned, as of April 4, 1997, 638,650 shares of the Issuer's outstanding common stock (the "Shares") and as of the date of filing owns no Shares. BNZ is referred to herein as the Reporting Person.

Item 3            Source and Amount of Funds or Other Consideration

                  Item 3 is hereby amended and supplemented to add the following:

                  On May 23, 1997, BNZ transferred, for estate planning purposes, 595,106 Shares to The Bertrand Family Trust, 851 Arbolando Drive, Fullerton, CA 92835. Robert J. Bertrand, one of the Trustees of the Trust, is President of BNZ, Inc. The other Trustee is Docas L. Bertrand.

Item 4            Purpose of Transaction

                  Item 4 is hereby amended and supplemented to add the following:

                  (a) Pursuant to an estate planning scheme, on May 23, 1997, BNZ transferred 595,106 Shares of the Issuer's common stock formerly held by it to The Bertrand Family Trust, Robert J. Bertrand and Docas L. Bertrand, Trustees.

Item 5            Interest in Securities of the Issuer.

                  Item 5 is hereby amended to read as follows:

                  (a), (b) and (e) With the consummation of the transfer to The Bertrand Family Trust, BNZ directly owns no Shares and has now ceased to be a beneficial owner of the Shares.

                  (c) Other than 29,029 Shares transferred to Salvatore J. Dimiceli, Sr. on May 23, 1997, 14,515 Shares transferrd to Bruce J. Bertrand on May 23, 1997, the Shares transferred to The Bertrand Family Trust, and the Shares acquired in the Merger, BNZ did not effect any transactions in the common stock of the Issuer during the past sixty days.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:        May 28, 1997                  BNZ, INC.



                                             By:  /s/  Robert J. Bertrand
                                                -------------------------
                                                Name:  Robert J. Bertrand
                                                Title: President